UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Physicians Formula Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719427106

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719427106	Page 2 of 8 Pages

13D

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,516,943
	9.	Sole dispositive power
	10.	Shared dispositive power 2,516,943
11.	Aggregate amount beneficially owned by each reporting person 2,516,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.5%
14.	Type of reporting person (see instructions) IN; HC

CUSIP No. 719427106	Page 3 of 8 Pages

13D

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,516,943
	9.	Sole dispositive power
	10.	Shared dispositive power 2,516,943
11.	Aggregate amount beneficially owned by each reporting person 2,516,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.5%
14.	Type of reporting person (see instructions) IN; HC

CUSIP No. 719427106	Page 4 of 8 Pages

13D

1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,516,943
	8.	Shared voting power
	9.	Sole dispositive power 2,516,943
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 2,516,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.5%
14.	Type of reporting person (see instructions) OO; HC

CUSIP No. 719427106	Page 5 of 8 Pages

13D

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,516,943
	8.	Shared voting power
	9.	Sole dispositive power 2,516,943
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 2,516,943
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 719427106	Page 6 of 8 Pages

This Amendment No. 6 to the joint statement on Schedule 13D filed by the undersigned on November 10, 2008, with respect to the common stock, par value $0.01 per share, of Physicians Formula Holdings, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on November 25, 2008, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on December 18, 2008, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on March 11, 2009, and as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on November 10, 2009 (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 2(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

2.	The third sentence of Item 2(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

3.	Item 4 of the Schedule 13D shall hereby be amended by adding the following paragraph after the second paragraph:

“On February 3, 2010, the Fund, Physicians Formula, Inc. and the guarantors named in the note purchase agreement amended the agreement as set forth in Exhibit 14 to this Schedule 13D. As more fully described in Item 6 of this Schedule 13D, this amendment fixes at 650,000 the number of shares of Common Stock that would be issuable upon exercise of the warrant to be issued to the Fund in the event that the required stockholder vote is obtained.”

4.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of February 10, 2010, 2,516,943 shares of the Common Stock, representing approximately 18.5% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of February 10, 2010, 2,516,943 shares of the Common Stock, representing approximately 18.5% of such class of securities. These percentages of beneficial ownership are based on a total of 13,589,668 shares of the Common Stock outstanding as of November 5, 2009, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2009.”

5.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from December 12, 2009 (the date 60 days prior to the date of filing of this Amendment No. 6 to the Schedule 13D), to February 10, 2010.”

6.	Paragraph 1 of Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. On November 6, 2009, the Fund purchased a senior subordinated note with a principal amount of $8 million from Physicians Formula, Inc., a New York corporation and wholly owned subsidiary of the Issuer (the “Borrower”), pursuant to the Senior Subordinated Note Purchase and Security Agreement among the Fund, the Issuer, the Borrower and the other parties thereto. On February 3, 2010, these

CUSIP No. 719427106	Page 7 of 8 Pages

parties entered into a first amendment to this note purchase agreement. This note purchase agreement and amendment, and the other agreements effecting the transactions contemplated by the note purchase agreement, as so amended, are attached to this Schedule 13D as Exhibits 10–14, and their terms and conditions are described in the following paragraphs of this Item 6.”

7.	Paragraph 7 of Item 6 of the Schedule 13D shall hereby be amended as necessary to provide that the number of shares of Common Stock issuable upon exercise of the warrant to be issued to the Fund in the event that the required stockholder vote is obtained would be 650,000. Previously, this number was to be determined by multiplying 700,000 by $2.028 and dividing the result by the 30-day trailing average of the closing prices of the Common Stock, which 30-day trailing average was to be evaluated as of the closing of business on either November 5, 2009, or the date of the amendment, depending on which would result in the warrant being exercisable for a larger number of shares.

8.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

“Exhibit 14     First Amendment to Senior Subordinated Note Purchase and Security Agreement, dated as of February 3, 2010, by and among Physicians Formula, Inc., as borrower, the guarantors named therein and Mill Road Capital, L.P., as lender (incorporated by reference to Exhibit 10.1 to the current report filed by the Issuer (Commission File Number: 001-33142) on February 4, 2010).”

9.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 719427106	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 10, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact